
CARIBBEAN SMOOTH
Ou Oui!
PREMIUM LIQUEUR
Passion Fruit
SHAKE WELL!
CARIBBEAN SMOOTH
Ou Oui!
PREMIUM LIQUEUR
Guava & Pineapple
SHAKE WELL!